FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG GROUP PLC

                            PUBLICATION OF DOCUMENTS

                        ANNUAL REPORT AND ACCOUNTS 2005
    ANNUAL REVIEW 2005 AND NOTICE OF ANNUAL GENERAL MEETING ON 28 APRIL 2006

BG Group plc has today submitted to the UK Listing Authority copies of the following documents:

   - Annual Report and Accounts for the year ended 31 December 2005; and
   - Annual Review for the year ended 31 December 2005.

Each of the above documents incorporates the Notice of Annual General Meeting to be held on 28 April 2006.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Both documents are also available on the BG Group website www.bg-group.com

BG Group plc
22 March 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 March, 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary